Mail Stop 3561

June 5, 2009

Joseph C. Lawler
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1100 Winter Street
Waltham, MA 02451

>           **Re:    ModusLink Global Solutions, Inc.**
>                 **Form 10-K for Fiscal Year Ended July 31, 2008**
>                 **Filed October 14, 2008**
>                 **File No. 000-23262**

Dear Mr. Lawler:

We have reviewed your responses to our letter dated April 14, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2008

Business, page 3

1. We note your responses to comments 1 and 2 in our letter dated April 14, 2009. In response to comment 1 you advised us that substantially all of your revenues comes from the sale of services and that you will remove references to "products" from your Business disclosure. However, in response to comment 2 you propose language in discussing your seasonality that includes the term "products." Please reconcile your responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note your responses to comments 5, 20, and 24 in our letter dated April 14, 2009. In each case, as requested in our initial letter, please provide us with your intended disclosure for future filings.

3. We note your response to comment eight in our letter dated April 14, 2009. Please tell us how the 35 percent control premium derived from step one of your impairment analysis as of January 31, 2009 compares to the most recent Mergerstat report or whatever valuation study you utilized to evaluate the reasonableness of control premiums. In addition, please contrast the growth rate for fiscal 2009 under the income approach for your Americas reporting unit as of July 31, 2008 to what was achieved as of January 31, 2009 and projected to the end of fiscal 2009. To the extent there was a fall off in new business or cancellations of business that had been "won" or "closed" subsequent to the end of August 2008, please explain when such trend became evident. Your response suggests you used industry data to determine the reasonableness of your long term growth rate. Please also tell us how you determined that 9% growth rate was reasonable for your business at July 31, 2008. Please contrast the 9% growth rate to the rate used in the January 31, 2009 analysis. Tell us how you determined the long term growth rate used in the January 31, 2009 analysis was appropriate for your business. To the extent your growth rate or discount rate changed from the July 31, 2008 evaluation to the January 31, 2009 evaluation, please explain the reasons. Finally, your response suggests that the company changed its method of determining fair value. Please tell us what value the Comparable Transaction Approach would have produced as of January 31, 2009. In this regard, please justify why sole reliance on the Income Approach is more representative of fair value as of January 31, 2009 than the methodology used to determine fair value as of July 31, 2008. We may have further comment.

Revenue Recognition, page 43

4. We reviewed your response to comment 12 in our letter dated April 14, 2009. Please tell us whether procuring inventory on behalf of your clients results in a margin being obtained on such inventory. If so, please quantify for us the amount of inventory sold that has been included in net revenue and cost of revenue for each year presented. Please separately identify amounts related to those materials for which you feel do not constitute a sale of a product from those amounts related to entitlement management software, remanufactured televisions and television components. To the extent amounts are greater than 10 percent of total revenue and have differing margins, please tell us why you feel presenting these amounts with service revenues and cost of revenues complies with Rule 5-03(b) of Regulation S-X.

**\*\*\*\*\***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tony Watson, Accountant, at (202) 551- 3318 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.


Sincerely,


H. Christopher Owings
Assistant Director